Exhibit 2.1.1
FIRST AMENDMENT TO
ASSET PURCHASE AGREEMENT

THIS FIRST AMENDMENT TO ASSET PURCHASE AGREEMENT (this “Amendment”) is entered into as of the 30th day of November 2009, by and among Altec Lansing, LLC (f/k/a Audio Technologies Acquisition, LLC), a Delaware limited liability company (“Purchaser”), Audio Technologies Acquisition B.V., a private limited liability company organized under the laws of the Netherlands (“Purchaser BV”), Plantronics, Inc., a Delaware corporation (“Parent”), and Plantronics B.V., a private limited liability company organized under the laws of the Netherlands (“BV” and, together with Parent, the “Sellers” and each, a “Seller”).

A.           Purchaser and Sellers entered into that certain Asset Purchase Agreement dated as of October 2, 2009 (the “APA”); capitalized terms not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the APA;

B.           Pursuant to Section 8.21(a) of the APA, Purchaser BV is hereby joining the APA as a party thereto; and

C.      Purchaser and Sellers desire to extend the Closing until December 1, 2009 and to amend certain provisions of the APA as set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants, agreements, representations, and warranties contained herein and in the APA, the parties agree as follows:

1.           Definition of November Adjustment Amount.  The following definition shall be added to Section 1.1 of the APA:

       “‘November Adjustment Amount’ means $1,800,000.”

2.           Definition of Retained Business Employee. The definition of Retained Business Employee set forth in Section 1.1 of the APA is hereby deleted

3.           Definition of Target Net Asset Value.  The definition of Target Net Asset Value set forth in Section 1.1 of the APA is hereby deleted and replaced in its entirety with the following language:

       “‘Target Net Asset Value’ means twenty million four hundred thousand dollars ($20,400,000).”

4.           Definition of Transferred Contra Accounts Receivable Reserves.  The definition of Transferred Contra Accounts Receivable Reserves set forth in Section 1.1 of the APA is hereby deleted and replaced in its entirety with the following language:

       “‘Transferred Contra Accounts Receivable Reserves’ means the reserves defined on Schedule 2.5(a) as comprising account numbers 11149 excluding amounts included in company 40 (BV), subaccount 88 (Altec BV), 11152, 11210 and Part 1 of account number 11200, less Supplemental Seller-Retained Contra AR in the amount of $2,500,000.”

5.           Definition of Transferred Unregistered IPR.  The definition of Transferred Unregistered IPR set forth in Section 1.1 of the APA is hereby deleted and replaced in its entirety with the following language:

       “Transferred Unregistered IPR” means the processes, methodologies, or institutional knowledge of the Sellers with regard to the Business listed in Section 14(a) of the Asset Schedule.

6.          Section 2.4 – Acquisition Consideration.  Section 2.4 of the APA is hereby deleted and replaced in its entirety with the following language:

       “Acquisition Consideration.

        (a) The aggregate consideration for the purchase and sale of the Acquired Assets shall be (i) subject to Section 2.5, Section 8.22(a) and Section 10.3 below, eighteen million dollars ($18,000,000) minus the amount of the November Adjustment Amount (the “Purchase Price”), and (ii) the assumption of the Assumed Liabilities (together with the Purchase Price, the “Total Consideration”).

        (b) Subject to Section 2.5 below, fifteen million five hundred thousand dollars ($15,500,000) minus the amount of the November Adjustment Amount (the “Closing Purchase Price”) less the Total Escrow Amount and less the Second Closing Escrow Amount shall be paid in cash or immediately available funds to Parent on the Closing Date by electronic wire transfer to an account or accounts of Parent designated by Sellers at least three (3) days prior to the Closing Date.  On January 29, 2010, two million five hundred thousand dollars ($2,500,000) of the Purchase Price, which is the Supplemental Seller-Retained Contra AR, will be paid to Parent in the manner and according to the terms set forth in Section 8.22(a).”

7.           Section 2.5 – Net Asset Value Adjustment.  Section 2.5 of the APA is hereby deleted and replaced in its entirety with the following language:

       “(a)  No later than twenty (20) days after the Closing Date, Parent shall cause to be prepared and delivered to Purchaser the Closing Statement (as defined below) and a certificate based on such Closing Statement setting forth Parent’s calculation of the Net Asset Value (as defined below).  The closing statement (the “Closing Statement”) shall present the Net Asset Value as of the close of business on the Closing Date (“Closing Net Asset Value”).  “Net Asset Value” means the sum of the following:

(i) the amount of Altec Inventory, minus

(ii) the amount of the Inventory Reserves, minus

(iii) the amount of Transferred Contra Accounts Receivable Reserves, plus

(iv) the amount of Fixed Assets, minus

(v) the amount of Accrued Warranty, minus

(vi) the amount of Makers Claims.

        in each case as determined in accordance with GAAP consistently applied with the same degree of conservatism applied by Parent in the preparation of its Audio Entertainment Group segment financial statements (the “Agreed Principles”).

       (b)           If Purchaser disagrees with Parent’s calculation of the Closing Net Asset Value delivered pursuant to Section 2.5(a), Purchaser may, within forty-two (42) days after delivery of the Closing Statement, deliver a notice to Parent disagreeing with such calculation and setting forth Purchaser’s calculation of such amount.  Any such notice of disagreement shall specify those items or amounts as to which Purchaser disagrees, and Purchaser shall be deemed to have agreed with all other items and amounts contained in the Closing Statement and the calculation of Net Asset Value delivered pursuant to Section 2.5(a).  If Purchaser does not deliver a notice of disagreement within the forty-two-day period specified in the first sentence of this Section 2.5(b), then Purchaser shall be deemed to have agreed to the Closing Statement.

       (c)           If a notice of disagreement shall be duly delivered pursuant to Section 2.5(b), Purchaser and Parent shall, during the fourteen (14) days following such delivery, use their commercially reasonable efforts to reach agreement on the disputed items or amounts in order to determine, as may be required, the amount of Closing Net Asset Value, which amount shall not be more than the amount thereof shown in Parent’s calculation delivered pursuant to Section 2.5(a) nor less than the amount thereof shown in Purchaser’s calculation delivered pursuant to Section 2.5(b).  If the parties so resolve all disputes, the computation of Closing Net Asset Value, as amended to the extent necessary to reflect the resolution of the dispute, shall be conclusive and binding on the parties.  If during such period, Purchaser and Parent are unable to reach an agreement, they shall promptly thereafter cause the Independent Accountant to review this Agreement and the remaining disputed items or amounts for the purpose of calculating Closing Net Asset Value (it being understood that in making such calculation, the Independent Accountant shall be functioning as an expert and not as an arbitrator). Promptly upon referral of the remaining disputes to the Independent Accountant, (i) Parent shall submit the Closing Statement and its calculation of the Net Asset Value and Purchaser shall submit its calculation of the Net Asset Value and its notice of disagreement, in both cases together with all supporting documentation and work papers, (ii) each party shall reasonably cooperate with the Independent Accountant and promptly respond to any requests for additional information or documents, (iii) each party shall execute the Independent Accountant’s standard form of engagement letter, (iv) each party will be afforded the opportunity to present to the Independent Accountant any material relating to the determination of the matters in dispute and to discuss such determination with the Independent Accountant; and (v) the Independent Accountant shall consider only those items or amounts in the Closing Statement and Purchaser’s calculation of Closing Net Asset Value as to which Parent and Purchaser have disagreed.  The Independent Accountant shall deliver to Purchaser and Parent, as promptly as practicable (but in any case no later than thirty days from the date of engagement of the Independent Accountant), a report setting forth such calculation, which amount shall not be more than the amount thereof shown in Parent’s calculation delivered pursuant to Section 2.5(a) nor less than the amount thereof shown in Purchaser’s calculation delivered pursuant to Section 2.5(b). Such report shall be conclusive and binding on the parties.  The fees, costs and expenses of the Independent Accountant’s review and report shall be allocated to and borne by Purchaser and Parent based on the inverse of the percentage that the Independent Accountant’s determination (before such allocation) bears to the total amount of the total items in dispute as originally submitted to the Independent Accountant.  For example, should the items in dispute total in amount to $1,000 and the Independent Accountant awards $600 in favor of Parent’s position, 60% of the costs of its review would be borne by Purchaser and 40% of the costs would be borne by Sellers.

       (d)           Purchaser and Parent shall, and shall cause their respective representatives to, cooperate and assist in the calculation of Closing Net Asset Value and in the conduct of the review referred to in this Section 2.5, including the making available to the extent reasonably necessary of books, records, work papers and personnel.

       (e)           If the Target Net Asset Value exceeds Final Net Asset Value (as defined below), Parent shall pay to Purchaser, in the manner and with interest as provided in Section 2.5(f), the amount of such excess (the “Asset Shortfall”) as an adjustment to the Purchase Price.  If Final Net Asset Value exceeds the Target Net Asset Value, Purchaser shall pay to Parent in the manner and with interest as provided in Section 2.5(f), the amount of such excess (the “Excess Assets”) as an adjustment to the Purchase Price and shall direct the Escrow Agent to release $1,000,000 of the Total Escrow Amount from the Escrow Fund to Parent in accordance with Section 10.3 hereof and the Escrow Agreement.  “Final Net Asset Value” means Closing Net Asset Value (i) as shown in Parent’s calculation delivered pursuant to Section 2.5(a) if no notice of disagreement with respect thereto is duly delivered pursuant to Section 2.5(b); or (ii) if such a notice of disagreement is delivered, (A) as agreed by Purchaser and Parent pursuant to Section 2.5(c) or (B) in the absence of such agreement, as shown in the Independent Accountant’s calculation delivered pursuant to Section 2.5(c); provided, that in no event shall Final Net Asset Value be more than Parent’s calculation of Closing Net Asset Value delivered pursuant to Section 2.5(a) or less than Purchaser’s calculation of Closing Net Asset Value delivered pursuant to Section 2.5(b).

       (f)           Any payment pursuant to Section 2.5(e) shall be made at a mutually convenient time and place within three (3) Business Days after Final Net Asset Value has been determined by wire transfer by Purchaser or Parent, as the case may be, of immediately available funds to the account of such other party as may be designated in writing by such other party.  The amount of any payment to be made pursuant to Section 2.5(e) shall bear interest from and including the Closing Date to but excluding the date of payment at a rate per annum equal to the rate of interest published by The Wall Street Journal, Eastern Edition, from time to time as the “prime rate” at the large U.S. money center banks during the period from the Closing Date to the date of payment.  Such interest shall be payable at the same time as the payment to which it relates and shall be calculated daily on the basis of a year of 365 days and the actual number of days elapsed.”

8.           Section 4.1 – Closing Date.  Section 4.1 of the APA is hereby deleted and replaced in its entirety with the following language:

              “Closing Date.  The closing of the sale and transfer of the Acquired Assets (hereinafter called the “Closing”) shall take place at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, 650 Page Mill Road, Palo Alto, California 94304 at 10:00 a.m. local time on the later to occur of (a) December 1, 2009 and (b) the second Business Day immediately following the satisfaction or waiver of the conditions set forth in Article IX (other than those conditions that by their nature are to be satisfied at Closing, but subject to satisfaction or waiver of such conditions) and the waiver of Section 11.1(b), or at such other time, date and place as shall be fixed by agreement of Sellers and Purchaser (such date of the Closing being herein referred to as the “Closing Date”).”

9.           Section 5.11(g) – Employee Matters and Benefit Plans.  Section 5.11(g) of the APA is hereby deleted and replaced in its entirety with the following language:

          “(g)          As of the Closing Date, each International Business Employee is lawfully employed and entitled to work for a Seller.  Other than the Transitioning Employees, there are no employees of any Seller whose employment is primarily subject to the laws of any non-United States jurisdiction and (i) who spend substantially all of their working hours dedicated to the Business or could be considered to be wholly or mainly assigned to the Business or (ii) whose employment agreements are subject to automatic transfer to Purchaser BV or Purchaser WOFE pursuant to the Transfer Regulations as a result of the Acquisition.”

10.         Section 8.8 – Employee Matters.  Section 8.8(a) of the APA is hereby deleted and replaced in its entirety with the following language:

       “(a)         Employment Offers.  Except as otherwise provided by Section 8.8(b), each of the Business Employees shall be offered employment by Purchaser no later than November 30, 2009, to be effective as of the Closing (or, if the Business Employee is on a medical leave of absence and is receiving benefits under Sellers’ short or long-term disability plans and Purchaser would not be able to provide similar disability benefits to such Business Employee during the leave of absence, effective from and after the date such Business Employee returns to active employment) (the “Employment Offer”), which offers may be conditioned upon the occurrence of the Closing. Business Employees who accept Employment Offers and actually (i) commence employment with Purchaser on the Closing Date, or (ii) on the Closing Date are on a leave previously approved by a Seller or authorized by applicable law (the “Transitioning Employees”) shall become employees of Purchaser effective on the Closing Date (or, with respect to any Business Employees on a leave of absence, on the date such Business Employee returns to active employment) and their employment with a Seller or any Subsidiaries shall cease on the same date. Except as otherwise provide by Section 8.8(b), each offer of employment shall provide for the Business Employee (to the extent such Business Employee becomes a Transitioning Employee), to receive compensation and employee benefits that are in the aggregate at least substantially comparable to the compensation and employee benefits provided to similarly situated employees in the same industry and geographic region as the Business or that are substantially equivalent, in the aggregate, to the compensation and employee benefits provided to similarly situated employees of Purchaser and its Affiliates.  Sellers agree to cooperate in good faith with Purchaser to achieve the acceptance of all of the Employment Offers.  Sellers agree to promptly notify Purchaser in the event that, prior to the Closing Date, any Business Employee who received an Employment Offer (i) ceases for any reason to be employed by a Seller or any of their respective Subsidiaries, or (ii) notifies a Seller of his or her intention to terminate employment with a Seller or any of their respective Subsidiaries or to reject an Employment Offer.”

11.         Section 8.14 – Further Agreements.  Section 8.14 of the APA is hereby deleted and replaced in its entirety with the following language:

          “Further Agreements.  Within forty-eight (48) hours after the Closing Date, Parent and Purchaser will enter into one or more agreements with respect to the following reasonably acceptable to Sellers:

(a)       Supply and Reseller Agreement.  An agreement under which Purchaser will (i) supply to Parent the Altec Products set forth on Schedule 8.14(a)(i) (the “Wireless Carrier Products”) and Schedule 8.14(a)(ii) (the “B2B Products”) on reasonable terms and conditions and most favored nation pricing, (ii) not cease to manufacture and supply such products to Parent without giving Parent at least six (6) months prior written notice, the right to make a life-time purchase and the right to continue to directly purchase such products from Purchaser’s suppliers of such products, (iii) grant Parent the exclusive right to resell the Wireless Carrier Products to any wireless carrier in the United States (“U.S. Wireless Carriers”) until June 30, 2010, or such later date as the parties may agree and (iv) grant Parent the exclusive right to resell the B2B Products to commercial distributors.

(b)       EOL Products.  In the event that Purchaser determines that it will no longer produce, market, sell or manufacture (or have manufactured) an Altec Product listed on Schedule 8.14(b) (the “EOL Products”), Purchaser shall notify Parent no less than six (6) months prior to Purchaser ceasing to produce or manufacture such EOL Product.  Such notice shall identify the EOL Product and the date that Purchaser intends to cease production of such EOL Product.  Upon receipt of such notice, Parent will have the right to make a life-time purchase and the right to continue to directly purchase such EOL Products from Purchaser’s suppliers of such EOL Products.”

12.          Section 8.19 – Oracle Software License.  Section 8.19(b) of the APA is hereby deleted and replaced in its entirety with the following language:

         “(b)      With respect to the Purchaser Oracle Software License and completion and installation of the Oracle Clone, Purchaser shall be solely responsible for all purchase, maintenance, support and licensing costs payable to Oracle in respect of the Oracle Clone or otherwise, including, without limitation, any and all licensing fees and expenses with respect to the WebLogic database and application server. Purchaser recognizes and agrees that it must obtain all required licenses necessary to install, access, modify and run the Oracle Clone on or before the Closing Date. No later than July 31, 2010, Sellers shall transfer to Purchaser all right and title to, and sole possession of, the Oracle Clone in its entirety and shall provide such resources contemplated by the Transition Services Agreement in respect of such transfer, and Purchaser shall pay all fees, expenses and costs associated with such resources pursuant to the Transition Services Agreement.  Purchaser agrees to pay for any costs related to the migration of software and hardware to new location designated by Purchaser.”

13.          Section 8.22 – Post-Closing Amounts.  Section 8.22 of the APA is hereby deleted and replaced in its entirety with the following language:

             “(a)         Deductions Against Accounts Receivable (“AR”) of Parent.  Following the Closing, customers of Purchaser may deduct amounts from AR retained by Parent.  The parties shall account for and provide proper payment for these deductions in accordance with the procedures set forth in Schedule 8.22(a).  On January 29, 2010, cash in the amount of $2,500,000 will be paid by Purchaser to Sellers to the extent Sellers have settled deductions in this amount with customers related to the obligations pursuant to the Contra AR liabilities either assumed by Purchaser or retained by the Sellers as the Supplemental Seller-Retained Contra AR.

             (b)         Deductions Against AR of Purchaser.  Following the Closing, customers of Purchaser may deduct amounts owed by Parent in respect of Excluded Liabilities from AR of Purchaser.  The parties shall account for and to provide proper payment for these deductions in accordance with the procedures set forth in Schedule 8.22(b).

      (c)          Cash Received by Parent Related to Purchaser’s AR.  Following the Closing, the parties anticipate that customers of Purchaser may send payment to Parent which is otherwise owed to Purchaser. The parties shall provide for proper documentation of and payment for these payments in accordance with the procedures set forth in Schedule 8.22(c).

             (d)         Cash Received by Purchaser Related to Parent’s AR.  Following the Closing, the parties anticipate that customers of Parent may send payment to Purchaser which is otherwise owed to Parent. The parties shall provide for proper documentation of and payment for these payments in accordance with the procedures set forth in Schedule 8.22(d).

          (e)         Dispute Resolution.  In the event that the parties are unable to agree on the amounts owed pursuant this Section 8.22, including the schedules referenced herein, the parties shall make a good faith attempt to resolve any dispute arising out of or relating to this Section 8.22, including the schedules referenced herein, through informal negotiation between appropriate representatives from each of the parties.  If at any time either party feels that such negotiations are not leading to a resolution of the dispute, such party may send written notice (a “Dispute Notice”) to the other party describing the dispute and requesting a meeting (whether in person or via teleconference) of the senior executives from each party.  Within five (5) Business Days after such Dispute Notice has been delivered, each party shall select appropriate senior executives (e.g., director or V.P. level) of each party who shall have the authority to resolve the matter and such senior executives shall meet to attempt in good faith to negotiate a resolution of the dispute prior to pursuing other available remedies. During the course of such negotiations, all reasonable requests for information pertinent to the dispute made by one party from the other shall be honored as promptly as practicable. If the parties are unable to resolve such disputed charges within thirty (30) days of delivery of the Dispute Notice, the aggrieved party may elect, by written notice to the other party within ten (10) days following the end of such thirty (30) day period, to refer the dispute to an Independent Accountant for resolution.  As promptly as possible following such referral, (i) each party shall submit its calculations of the amounts due, if any, and all supporting documentation, (ii) each party shall reasonably cooperate with the Independent Accountant and promptly respond to any requests for additional information or documents, (iii) each party shall execute the Independent Accountant’s standard form of engagement letter, and (iv) each party will be afforded the opportunity to present to the Independent Accountant any material relating to the determination of the matters in dispute and to discuss such determination with the Independent Accountant.  The Independent Accountant shall deliver to Purchaser and Parent, as promptly as practicable (but in any case no later than thirty days from the date of engagement of the Independent Accountant), a report setting forth a resolution of the matters described in the Dispute Notice, including a calculation of the amounts, if any, due to either party.  Such report shall be conclusive and binding on the parties.  The fees, costs and expenses of the Independent Accountant’s review and report shall be allocated to and borne by Purchaser and Parent based on the inverse of the percentage that the Independent Accountant’s determination (before such allocation) bears to the total amount of the total items in dispute as originally submitted to the Independent Accountant.  For example, should the items in dispute total in amount to $1,000 and the Independent Accountant awards $600 in favor of Parent’s position, 60% of the costs of its review would be borne by Purchaser and 40% of the costs would be borne by Sellers.”

14.           Sections 9.2(d) and 9.3(o) – Further Agreements.  The language contained in each of Sections 9.2(d) and 9.3(o) of the APA is hereby deleted and replaced in its entirety with the following language: “Intentionally Omitted.”

15.           Section 10.2(e) – Limitations and Conditions Applicable to Purchaser.  Section 10.2(e)(ii) of the APA is hereby deleted and replaced in its entirety with the following language:

       “(ii)         Parent shall not be obligated to indemnify Purchaser Indemnified Parties for aggregate Damages under Section 10.2(a)(i) in excess of $1,500,000 (whether or not such Damages are paid from the Escrow Fund) (the “Cap”), provided, that, there shall be no Cap with respect to (x) the failure to be true and correct of any of the Specified Representations or the Extended Representations or (y) any Claim arising out of any fraudulent or intentional and knowing misrepresentation by Sellers. For the avoidance of doubt, the Cap shall not apply with respect to Claims arising from or relating to those matters referred to in Sections 10.2(a)(ii), 10.2(a)(iii) or 10.2(a)(iv), provided, that, Parent shall not be obligated to indemnify Purchaser Indemnified Parties for aggregate Damages pursuant to this Agreement in excess of the Purchase Price.”

16.           Section 10.2(f) – Limitations and Conditions Applicable to Seller.  Section 10.2(f)(ii) of the APA is hereby deleted and replaced in its entirety with the following language:

         “(ii)         Purchaser shall not be obligated to indemnify Seller Indemnified Parties for aggregate Damages under Section 10.2(b)(i) in excess of $1,500,000 (the “Seller Cap”).  provided, that, the Seller Cap shall not apply to any Claims arising out of any fraudulent or intentional and knowing misrepresentation by Purchaser. For the avoidance of doubt, the Seller Cap shall not apply with respect to Claims arising from or relating to those matters referred to in Sections 10.2(b)(ii), 10.2(b)(iii), 10.2(b)(iv), 10.2(b)(v) or 10.2(b)(vi), provided, that, Purchaser shall not be obligated to indemnify Seller Indemnified Parties for aggregate Damages pursuant to this Agreement in excess of the Purchase Price.”

17.           Section 11.1 – Termination.  Section 11.1(b) of the APA is hereby deleted and replaced in its entirety with the following language:

       “(b)           by Purchaser or Sellers if: (i) the Closing has not occurred by December 1, 2009 (the “End Date”); provided, however, that the right to terminate this Agreement under this Section 11.1(b) shall not be available to any party whose failure or whose Affiliate’s failure to perform any material covenant contained in this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date; (ii) there shall be a final nonappealable Order of a Governmental Entity of competent jurisdiction in effect restraining, enjoining or otherwise preventing consummation of the Acquisition; it being agreed that, subject to the last sentence of Section 8.6 above, the parties hereto shall promptly appeal any adverse determination which is not nonappealable (and pursue such appeal with reasonable diligence); or (iii) there shall be any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the Acquisition that would make consummation of the Acquisition illegal.”

18.           The APA.  All other terms and provisions of the APA not expressly modified by this amendment shall remain in full force and effect and are hereby expressly ratified and confirmed.

19.           Titles.  The titles of the articles, sections and subsections of this Amendment are for convenience of reference only and shall not be considered a part of or affect the construction or interpretation of any provisions of this amendment.

* * * * *

IN WITNESS WHEREOF, the parties have duly executed this Amendment as of the day and year first above written.

  PURCHASER:

  ALTEC LANSING, LLC

By:      ___________________________________

Name:

Title:

Address:

PURCHASER BV:

AUDIO TECHNOLOGIES ACQUISITION B.V.

By:      ___________________________________

Name:

Title:

Address:

SELLERS:

PLANTRONICS, INC.

By:      ___________________________________

Name:

Title:

Address:

PLANTRONICS B.V.

By:      ___________________________________

Name:

Title:

Address: